

Deana W. · 3rd

Group CEO at Promises Behavioral Health

Dallas-Fort Worth Metroplex · Contact info

500+ connections

Promises Behavioral Health

Southeastern Oklahoma State University

Experience

Group CEO
Promises Behavioral Health
Jul 2020 – Present · 1 yr 7 mos
Euless, Texas, United States

CEO
Fort Behavioral Health
Feb 2018 – Mar 2020 · 2 yrs 2 mos
Dallas/Fort Worth Area

Castlewood Treatment Centers
3 yrs 11 mos

Program Director/Director of Residential Services
Mar 2015 – Jun 2017 · 2 yrs 4 mos
Greater St. Louis Area

Director of Intake
Apr 2014 – Jun 2017 · 3 yrs 3 mos
Greater St. Louis Area

Show 1 more role

Regional Outreach Manager
Rosewood Centers for Eating Disorders
Jun 2012 – Aug 2013 · 1 yr 3 mos
Southwest U.S.

Education

Southeastern Oklahoma State University
MBA
2009 – 2011

Southeastern Oklahoma State University
BS, Biological Health Science
2003 – 2007